Exhibit 99.1

Source: LinkedIn

Title: Available Now Günther Uecker - Feld 83/84 (1983-1984)

*The set of similar sales comprise paintings by Uecker with the following criteria: Square nail paintings which measure between 36 in by 36 in and 70 in by 70 in, created 1970-2022, and are believed to be part of the “Feld” series or related series such as “Wind,” “Stream,” and “Woge,” characterized by a fully composed picture plane of a field of nails. Works with elements of colors were excluded. Where the buyer’s premium was unavailable, the following premiums were applied: 10% to “Nacht” (1986) (sold 2006) and “Weisses Feld” (1988) (sold 2005). The data was sourced from publicly available auction records.

See Offering Circular:

https://www.sec.gov/Archives/edgar/data/1922411/000149315222024158/partiiandiii.htm